SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

AMBEV REPORTS SECOND QUARTER 2007 RESULTS

São Paulo, August 14, 2007- Companhia de Bebidas das Américas - AmBev [BOVESPA: AMBV4, AMBV3; e NYSE: ABV, ABVc], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the second quarter 2007 (2Q07). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil: comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc - Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;

•	Hispanic Latin America (HILA): comprising (i) AmBev’s economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled operations in Northern Latin America); and

•	North America: representing the operations of the Canadian Labatt Brewing Company Limited (“Labatt”).

Half year figures will also be presented, although analysis will only be related to the quarterly performance. Comparisons, unless otherwise stated, refer to the second quarter 2006 (2Q06).

OPERATING AND FINANCIAL HIGHLIGHTS
✓	Consolidated EBITDA summed up to R$1,848.0 million (+16.5%). EBITDA margin reached 40.8% (+150 bps).
✓	Beer Brazil’s EBITDA grew 11.0%, reaching a margin of 47.5%; AmBev market share reached 67.3% in 2Q07; and sales volume increased 4.6%.
✓	CSD & Nanc sales volume rose 10.4% in Brazil; EBITDA reached R$160.9 million, increasing 28.0%, reaching a margin of 33.7% (+230 bps).
✓	Quinsa total EBITDA grew 23.5% in American dollars, and average AmBev consolidation in Quinsa throughout the 2Q07 reached 100.0% (2Q06: 59.8%); EBITDA margin reached 35.7%.
✓	Labatt’s EBITDA increased 12.9% in Canadian dollars, with EBITDA margin reaching 41.3%.
✓	Earnings per thousand shares dropped 3.2%. Excluding goodwill amortization the increase was 13.1%.

Financial Highlights – AmBev Consolidated
R$ million	2Q07	2Q06	% Change	1H07	1H06	% Change
Net revenues	4,525.1	4,037.1	12.1%	9,180.1	8,006.9	14.7%
Gross profit	2,963.7	2,688.9	10.2%	6,066.8	5,333.7	13.7%
EBIT	1,526.7	1,216.6	25.5%	3,268.1	2,551.2	28.1%
EBITDA excluding stake increase in Quinsa	1,772.0	1,586.3	11.7%	3,666.7	3,295.3	11.3%
EBITDA	1,848.0	1,586.3	16.5%	3,879.2	3,295.3	17.7%
Net income	448.7	483.3	-7.2%	1,094.6	1,139.2	-3.9%
No. of shares outstanding (millions)	62,299.8	64,986.8	-4.1%	62,299.8	64,986.8	-4.1%
EPS (R$/000 shares)	7.20	7.44	-3.2%	17.57	17.53	0.2%
EPS excl. goodwill amortization (R$/000 shares)	13.55	11.98	13.1%	30.29	26.57	14.0%
EPS (US$/ADR)	0.37	0.34	8.8%	0.87	0.80	8.7%
EPS excl. goodwill amortization (US$/ADR)	0.69	0.55	25.5%	1.49	1.22	22.1%

Notas:
(1) Average exchange rates between Reais and US Dollars used for 2Q07 and 2Q06 were R$1.96/US$ and R$2.19/US$, respectively.
(2) The average exchange rates between Reais and Canadian Dollars used for 2Q07 and 2Q06 were R$1.82/CAD$ and R$1.95/CAD$, respectively.
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) Values may not add up due to rounding.

Second Quarter 2007 Results August 14, 2007 Pág. 2

Message from AmBev Management

AmBev recorded a strong second quarter. The consolidated EBITDA increased 16.5%, reaching R$1,848.0 million with an EBITDA margin of 40.8% (+150 bps). The growth was led by operations in Brazil which increased EBITDA by 13.2%, by Quinsa, with an EBITDA in BRGaap in US dollars 23.5% higher than in 2Q06 (excluding the higher consolidation effect) and by Canada with an EBITDA growth of 12.9% in Canadian Dollars.

Once again, the beer operations in Brazil showed strong results: EBITDA grew 11.0%, with a 4.7% increase in revenues per hectoliter and a 4.6% increase in volume. “We posted a very strong second quarter on top of difficult volume comparisons, given the World Cup last year. We continue to recover market share while maintaining profitability by sensibly balancing increases in volume and net revenue per hectoliter. Our SG&A was in line with our expectations.”, says Luiz Fernando Edmond, CEO for Latin America.

The Brazil CSD & Nanc unit reached a R$160.9 million EBITDA in 2Q07, 28.0% above 2Q06. Volumes for CSD have been quite strong and H2OH! is playing an important role.

Quinsa had another strong quarter, increasing volumes by 6.7% in 2Q07. Dollar-denominated EBITDA in BRGaap, excluding the stake increase, grew 23.5%. Soft drinks performance was very strong, with volumes growing 13.4%. “We delivered another solid result although looking forward the environment is quite challenging with labor and energy cost pressures”, says João Castro Neves, Quinsa’s CEO.

In HILA-ex, although still negative, EBITDA is improving year on year. Luiz Fernando Edmond, CEO for Latin America, comments: “We are not delivering the sort of results one would expect from AmBev, but we are making good progress, with EBITDA and cash flow moving quickly towards breakeven.”

In Canada, the Lakeport acquisition boosted volumes and EBITDA. We are still facing strong competition in most markets, but remain committed to our long term strategy, seeking gains in top line, COGS and SG&A through the utilization of our managerial tools. The operation’s EBITDA margin grew by 310 bps to 41.3% in Canadian dollars. Miguel Patricio, CEO for North America, adds: “Canada is a very competitive market. We are working hard to maintain pricing, with a focus on the long term, although in some provinces we are facing heavy discounting. Lakeport, our recent acquisition, is very healthy and delivering good growth in the Ontario province”.

Financial discipline across all business units remains a core competency. Net cash provided by operating activities increased, allowing us to return to our shareholders R$213.4 million in dividends and R$1,373.6 million in share buybacks. Graham Staley, AmBev’s CFO says: “A key focus remains improving every line in our cash flow in order to increase cash generation”.

Second Quarter 2007 Results August 14, 2007 Pág. 3

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

The chart below shows the EBITDA growth for each business unit.

Second Quarter 2007 Results August 14, 2007 Pág. 4

Brazil

The AmBev Brazil business unit reached an EBITDA of R$1,219.6 million (+13.2%), representing 66.0% of AmBev’s consolidated EBITDA.

Quarterly Results

Brazil Results	Beer				CSD & Nanc				Malt and By-products				Total
R$ million	2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.
Volume ('000 hl)	15,171	14,504	4.6%		5,399	4,889	10.4%		n.a	n.a	n.a		20,570	19,393	6.1%
Net Revenue	2,189.5	2,000.1	9.5%		477.9	400.8	19.2%		75.2	31.0	143.0%		2,742.7	2,431.8	12.8%
Net Revenue/hl	144.3	137.9	4.7%		88.5	82.0	8.0%		n.a	n.a	n.a		133.3	125.4	6.3%
COGS	(614.7)	(571.8)	7.5%		(224.6)	(183.1)	22.6%		(55.2)	(15.3)	260.8%		(894.5)	(770.2)	16.1%
COGS/hl	(40.5)	(39.4)	2.8%		(41.6)	(37.5)	11.0%		n.a	n.a	n.a		(43.5)	(39.7)	9.5%
Gross Profit	1,574.8	1,428.3	10.3%		253.4	217.7	16.4%		20.0	15.6	27.9%		1,848.2	1,661.6	11.2%
Gross Margin	71.9%	71.4%	50	bps	53.0%	54.3%	-130	bps	26.6%	50.5%	-2390	bps	67.4%	68.3%	-90	bps
SG&A excl. deprec. & amort.	(571.0)	(525.8)	8.6%		(97.9)	(97.3)	0.6%		(0.9)	(0.8)	12.5%		(669.8)	(623.9)	7.4%
SG&A deprec. & amort.	(118.7)	(170.1)	-30.2%		(42.4)	(57.2)	-26.0%		0.0	0.0	n.a.		(161.1)	(227.3)	-29.1%
SG&A Total	(689.7)	(695.9)	-0.9%		(140.2)	(154.6)	-9.3%		(0.9)	(0.8)	12.5%		(830.9)	(851.2)	-2.4%
% of Net Revenue	31.5%	34.8%	-330	bps	29.3%	38.6%	-930	bps	1.2%	2.5%	-130 bps		30.3%	35.0%	-470	bps
EBIT	885.1	732.4	20.8%		113.1	63.1	79.3%		19.0	14.9	27.5%		1,017.3	810.4	25.5%
EBIT Margin	40.4%	36.6%	380	bps	23.7%	15.7%	800 bps		25.3%	48.0%	-2270	bps	37.1%	33.3%	380 bps
EBITDA	1,039.7	936.8	11.0%		160.9	125.7	28.0%		19.0	14.9	27.5%		1,219.6	1,077.4	13.2%
EBITDA Margin	47.5%	46.8%	70 bps		33.7%	31.4%	230 bps		25.3%	48.0%	-2270 bps		44.5%	44.3%	20	bps

Half Year Results

Brazil Results	Beer				CSD & Nanc				Malt and By-products				Total
R$ million	1H07	1H06	% Chg.		1H07	1H06	% Chg.		1H07	1H06	% Chg.		1H07	1H06	% Chg.
Volume ('000 hl)	32,105	30,617	4.9%		11,276	10,236	10.2%		n.a	n.a	n.a		43,382	40,853	6.2%
Net Revenue	4,639.7	4,217.3	10.0%		985.4	839.1	17.4%		119.5	45.8	160.9%		5,744.6	5,102.3	12.6%
Net Revenue/hl	144.5	137.7	4.9%		87.4	82.0	6.6%		n.a	n.a	n.a		132.4	124.9	6.0%
COGS	(1,269.0)	(1,196.1)	6.1%		(471.5)	(389.3)	21.1%		(77.7)	(15.0)	418.0%		(1,818.3)	(1,600.3)	13.6%
COGS/hl	(39.5)	(39.1)	1.2%		(41.8)	(38.0)	10.0%		n.a	n.a	n.a		(41.9)	(39.2)	7.0%
Gross Profit	3,370.6	3,021.3	11.6%		513.9	449.8	14.2%		41.7	30.9	35.0%		3,926.3	3,501.9	12.1%
Gross Margin	72.6%	71.6%	100	bps	52.1%	53.6%	-150	bps	34.9%	67.3%	-3240	bps	68.3%	68.6%	-30	bps
SG&A excl. deprec. & amort.	(1,122.0)	(986.8)	13.7%		(168.9)	(158.0)	6.9%		(1.8)	(1.7)	5.9%		(1,292.6)	(1,146.5)	12.7%
SG&A deprec. & amort.	(220.8)	(344.8)	-35.9%		(77.9)	(115.0)	-32.3%		0.0	0.0	n.a.		(298.7)	(459.8)	-35.0%
SG&A Total	(1,342.8)	(1,331.6)	0.8%		(246.7)	(273.0)	-9.6%		(1.8)	(1.7)	5.9%		(1,591.3)	(1,606.3)	-0.9%
% of Net Revenue	28.9%	31.6%	-270	bps	25.0%	32.5%	-750	bps	1.5%	3.8%	-230	bps	27.7%	31.5%	-380	bps
EBIT	2,027.8	1,689.7	20.0%		267.1	176.8	51.1%		39.9	29.1	37.1%		2,334.9	1,895.6	23.2%
EBIT Margin	43.7%	40.1%	360	bps	27.1%	21.1%	600	bps	33.4%	63.5%	-3010	bps	40.6%	37.2%	340	bps
EBITDA	2,316.4	2,102.9	10.2%		355.7	302.8	17.5%		39.9	29.1	37.1%		2,712.0	2,434.8	11.4%
EBITDA Margin	49.9%	49.9%	0 bps		36.1%	36.1%	0 bps		33.4%	63.5%	-3010	bps	47.2%	47.7%	-50	bps

Beer Brazil

Volume

The beer sales volumes reached 15.2 million hectoliters (+4.6%). Excluding the consolidation of Cintra figures since May 2007, volume growth would be approximately 3.2%. This result reflects the growth of the Brazilian market and AmBev’s lower market share (2Q07: 67.3%;2Q06: 68.8%), estimated by ACNielsen.

Net Revenues

Net revenues for Beer Brazil operation reached R$2,189.5 million in 2Q07 (+9.5%). This increase reflects a healthy balance between a growth in volumes (+4.6%) and higher revenues per hectoliter (+4.7%).

Net revenues per hectoliter were R$144.3 (+4.7%). The main drivers for this growth were (i) the price increase realized in January 2007; (ii) higher sales through direct distribution; and (iii) the growth of premium brands. The consolidation of Cintra figures since May 2007 had a negative effect on net revenues per hectoliter of approximately R$0.9.

Second Quarter 2007 Results August 14, 2007 Pág. 5

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$614.7 million in 2Q07 (+7.5%). COGS per hectoliter increased 2.8% (2Q07: R$40.5; 2Q06: R$39.4).

Gross Profit

Gross profit for Beer Brazil reached R$1,574.8 million (+10.3%). Gross margin reached 71.9%, an expansion of 50bps.

SG&A

SG&A expenses for Beer Brazil amounted to R$689.7 million (-0.9%).

SG&A depreciation and amortization expense totaled R$118.7 million (-30.2%). This reduction was due to the new recording criteria of the InBev Brasil merger adopted in 3Q06.

Excluding depreciation and amortization expense, SG&A of Beer Brazil reached R$571.0 million (+8.6%). The main reasons for such increase were (i) the growth of fixed expenses in line with inflation; (ii) a 4.6% increase in volume, which generates increases in expenses, such as freight; (iii) the expansion of direct distribution; and (iv) the Cintra acquisition

EBIT and EBITDA

Beer Brazil’s EBIT totaled R$885.1 million (+20.8%). EBIT margin increased by 380 bps, reaching 40.4%.

EBITDA for Beer Brazil amounted to R$1,039.7 million (+11.0%), and EBITDA margins stood at 47.5% (+70 bps).

CSD & Nanc

Volume

Sales volume reached 5.4 million hectoliters (+10.4%), because of the combination of the growth in the soft drinks market and a stable average market share (2Q07: 16.8%;2Q06: 16.8%) as estimated by ACNielsen.

Net Revenues

The CSD & Nanc business segment recorded net revenues of R$477.9 million (+19.2%), due to an increase of sales volumes and higher net revenues per hectoliter.

Net revenues per hectoliter increased 8.0% (2Q07: R$88.5; 2Q06: R$82.0), reflecting (i) price increases which occurred throughout 2006 and 2007; (ii) package and product mix; and (iii) growth in direct distribution.

Cost of Goods Sold (COGS)

COGS for CSD & Nanc reached R$224.6 million (+22.6%), a combination of a growth of 10.4% in sales volume and an increase of 11.0% in COGS per hectoliter (2Q07: R$41.6; 2Q06: R$37.5). The increase in COGS per hectoliter is mainly attributable to product and package mix.

Gross Profit

Gross profit in the CSD & Nanc business segment totaled R$253.4 million (+16.4%), while the gross margin decreased by 130bps, reaching 53.0%.

Second Quarter 2007 Results August 14, 2007 Pág. 6

SG&A

SG&A expenses in the CSD & Nanc operation amounted to R$140.2 million (-9.3%).

Depreciation and amortization expenses related to SG&A of CSD & Nanc amounted to R$42.4 million (-26.0%). This reduction was due to the new recording criteria of the InBev Brasil merger, adopted as from 3Q06.

Excluding depreciation and amortization, SG&A expenses of CSD & Nanc reached R$97.9 million (+0.6%) The main reasons for this increase were (i) growth of fixed expenses in line with inflation; (ii) a 10.4% increase in volume, which generates increases in expenses, such as freight; and (iii) expansion of direct distribution. This increase was partially compensated by lower selling expenses, as in 2Q06 higher investments were made due to the World Cup.

EBIT and EBITDA

EBIT for CSD & Nanc totaled R$113.1 million (+79.3%). EBIT margin increased by 800bps, and stood at 23.7%.

EBITDA for the segment reached R$160.9 million (+28.0%), and EBITDA margin increased by 230 bps to 33.7%.

Malt and By-Products

Net revenues for malt and by-products reached R$75.2 million (+143.0%). The operation’s EBIT and EBITDA were R$19.0 million (+27.5%).

Second Quarter 2007 Results August 14, 2007 Pág. 7

Hispanic Latin America - HILA

HILA operations reached an EBITDA of R$178.1 million (+143.2%), accounting for 9.6% of AmBev’s consolidated EBITDA.

Quarterly Results

HILA Consol. Results	Quinsa				HILA-ex				Total
R$ million	2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.
Volume ('000 hl)	5,836	5,468	6.7%		1,508	1,739	-13.3%		7,343	7,207	1.9%
Net Revenue	528.8	280.8	88.4%		163.9	186.0	-11.9%		692.7	466.8	48.4%
Net Revenue/hl	90.6	85.9	5.5%		108.7	107.0	1.6%		94.3	93.2	1.2%
COGS	(243.1)	(124.8)	94.8%		(98.9)	(112.2)	-11.8%		(342.0)	(237.0)	44.3%
COGS/hl	(41.6)	(38.2)	9.1%		(65.6)	(64.5)	1.7%		(46.6)	(47.3)	-1.6%
Gross Profit	285.8	156.0	83.2%		64.9	73.8	-12.1%		350.7	229.8	52.6%
Gross Margin	54.0%	55.6%	-160	bps	39.6%	39.7%	-10	bps	50.6%	49.2%	140	bps
SG&A excl. deprec. & amort.	(118.9)	(70.5)	68.7%		(85.1)	(108.8)	-21.8%		(204.0)	(179.3)	13.8%
SG&A deprec. & amort.	(19.9)	(10.9)	82.4%		(15.2)	(16.1)	-5.8%		(35.1)	(27.1)	29.8%
SG&A Total	(138.8)	(81.4)	70.5%		(100.3)	(124.9)	-19.7%		(239.1)	(206.3)	15.9%
% of Net Revenue	26.2%	29.0%	-280	bps	61.2%	67.2%	-600	bps	34.5%	44.2%	-970	bps
EBIT	147.0	74.6	97.1%		(35.4)	(51.1)	n.m.		111.6	23.5	375.9%
EBIT Margin	27.8%	26.6%	120	bps	-21.6%	-27.5%	n.m.		16.1%	5.0%	1110	bps
EBITDA	188.8	100.3	88.1%		(10.7)	(27.1)	n.m.		178.1	73.2	143.2%
EBITDA Margin	35.7%	35.7%		bps	-6.5%	-14.6%	n.m.		25.7%	15.7%	1000	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency

Half Year Results

HILA Consol. Results	Quinsa				HILA-ex				Total
R$ million	1H07	1H06	% Chg.		1H07	1H06	% Chg.		1H07	1H06	% Chg.
Volume ('000 hl)	14,189	13,209	7.4%		3,119	3,410	-8.5%		17,308	16,619	4.1%
Net Revenue	1,298.2	677.8	91.5%		342.7	362.7	-5.5%		1,640.9	1,040.4	57.7%
Net Revenue/hl	91.5	85.9	6.6%		109.9	106.3	3.3%		94.8	92.0	3.0%
COGS	(543.9)	(278.6)	95.2%		(202.5)	(217.0)	-6.7%		(746.5)	(495.7)	50.6%
COGS/hl	(38.3)	(35.3)	8.6%		(64.9)	(63.6)	2.0%		(43.1)	(43.8)	-1.6%
Gross Profit	754.3	399.2	89.0%		140.2	145.6	-3.7%		894.5	544.8	64.2%
Gross Margin	58.1%	58.9%	-80	bps	40.9%	40.2%	70	bps	54.5%	52.4%	210	bps
SG&A excl. deprec. & amort.	(272.2)	(153.5)	77.3%		(180.2)	(211.9)	-15.0%		(452.4)	(365.4)	23.8%
SG&A deprec. & amort.	(39.8)	(22.1)	80.4%		(31.1)	(32.7)	-4.7%		(71.0)	(54.7)	29.6%
SG&A Total	(312.0)	(175.6)	77.7%		(211.3)	(244.6)	-13.6%		(523.3)	(420.2)	24.6%
% of Net Revenue	24.0%	25.9%	-190	bps	61.7%	67.4%	-570	bps	31.9%	40.4%	-850	bps
EBIT	442.3	223.6	97.8%		(71.2)	(99.0)	n.m.		371.2	124.6	197.9%
EBIT Margin	34.1%	33.0%	110	bps	-20.8%	-27.3%	n.m.		22.6%	12.0%	1060	bps
EBITDA	528.1	275.3	91.8%		(20.1)	(51.6)	n.m.		507.9	223.7	127.1%
EBITDA Margin	40.7%	40.6%	10	bps	-5.9%	-14.2%	n.m.		31.0%	21.5%	950	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to

Second Quarter 2007 Results August 14, 2007 Pág. 8

Quinsa

The consolidation of Quinsa’s results was 100% in 2Q07 (2Q06:59.8%), and yielded an EBITDA of R$188.8 million (+88.1%) for the Company.

Quarterly Results

Quinsa Results	Beer				CSD				Total
R$ million	2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.
Volume ('000 hl)	3,368	3,291	2.3%		2,468	2,177	13.4%		5,836	5,468	6.7%
Net Revenue	375.2	200.2	87.4%		153.6	80.6	90.7%		528.8	280.8	88.4%
Net Revenue/hl	111.4	101.8	9.5%		62.2	61.9	0.5%		90.6	85.9	5.5%
COGS	(141.7)	(70.4)	101.2%		(101.3)	(54.4)	86.4%		(243.1)	(124.8)	94.8%
COGS/hl	(42.1)	(35.8)	17.5%		(41.1)	(41.8)	-1.8%		(41.6)	(38.2)	9.1%
Gross Profit	233.5	129.8	79.9%		52.3	26.2	99.7%		285.8	156.0	83.2%
Gross Margin	62.2%	64.8%	-260	bps	34.0%	32.5%	150	bps	54.0%	55.6%	-160	bps
SG&A excl. deprec. & amort.	(88.5)	(51.3)	72.5%		(30.4)	(19.2)	58.4%		(118.9)	(70.5)	68.7%
SG&A deprec. & amort.	(14.3)	(8.9)	60.1%		(5.6)	(2.0)	181.9%		(19.9)	(10.9)	82.4%
SG&A Total	(102.7)	(60.2)	70.7%		(36.1)	(21.2)	70.1%		(138.8)	(81.4)	70.5%
% of Net Revenue	27.4%	30.1%	-270	bps	23.5%	26.3%	-280	bps	26.2%	29.0%	-280	bps
EBIT	130.8	69.6	87.9%		16.2	5.0	226.0%		147.0	74.6	97.1%
EBIT Margin	34.8%	34.8%	bps		10.6%	6.2%	440	bps	27.8%	26.6%	120	bps
EBITDA	162.7	90.4	80.1%		26.0	10.0	160.9%		188.8	100.3	88.1%
EBITDA Margin	43.4%	45.1%	-170	bps	16.9%	12.4%	450	bps	35.7%	35.7%		bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Half Year Results

Quinsa Results	Beer				CSD				Total
R$ million	1H07	1H06	% Chg.		1H07	1H06	% Chg.		1H07	1H06	% Chg.
Volume ('000 hl)	8,496	8,249	3.0%		5,692	4,959	14.8%		14,189	13,209	7.4%
Net Revenue	932.0	492.8	89.1%		366.2	185.0	98.0%		1,298.2	677.8	91.5%
Net Revenue/hl	109.7	99.9	9.8%		64.3	62.4	3.1%		91.5	85.9	6.6%
COGS	(305.3)	(157.9)	93.3%		(238.6)	(120.7)	97.7%		(543.9)	(278.6)	95.2%
COGS/hl	(35.9)	(32.0)	12.2%		(41.9)	(40.7)	3.0%		(38.3)	(35.3)	8.6%
Gross Profit	626.8	334.9	87.2%		127.6	64.3	98.4%		754.3	399.2	89.0%
Gross Margin	67.2%	68.0%	-80	bps	34.8%	34.8%		bps	58.1%	58.9%	-80	bps
SG&A excl. deprec. & amort.	(204.2)	(113.8)	79.4%		(68.0)	(39.7)	71.4%		(272.2)	(153.5)	77.3%
SG&A deprec. & amort.	(29.8)	(17.4)	71.7%		(10.0)	(4.7)	112.8%		(39.8)	(22.1)	80.4%
SG&A Total	(234.0)	(131.2)	78.4%		(78.0)	(44.4)	75.7%		(312.0)	(175.6)	77.7%
% of Net Revenue	25.1%	26.6%	-150	bps	21.3%	24.0%	-270	bps	24.0%	25.9%	-190	bps
EBIT	392.7	203.7	92.8%		49.6	19.9	149.0%		442.3	223.6	97.8%
EBIT Margin	42.1%	41.3%	80	bps	13.5%	10.8%	270	bps	34.1%	33.0%	110	bps
EBITDA	459.6	245.6	87.2%		68.5	29.7	130.3%		528.1	275.3	91.8%
EBITDA Margin	49.3%	49.8%	-50	bps	18.7%	16.1%	260	bps	40.7%	40.6%	10	bps

Note: volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Second Quarter 2007 Results August 14, 2007 Pág. 9

In US dollars, total standalone Quinsa EBITDA reached US$95.1 milllion (+23.5%). The following analysis is based upon total Quinsa results in US dollars.

Quarterly Results

Quinsa Results	Beer				CSD				Total
US$ million	2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.
Volume ('000 hl)	3,368	3,291	2.3%		2,468	2,177	13.4%		5,836	5,468	6.7%
Net Revenue	189.2	153.6	23.2%		77.3	61.8	25.1%		266.5	215.4	23.8%
Net Revenue/hl	56.2	46.7	20.4%		31.3	28.4	10.4%		45.7	39.4	16.0%
COGS	(71.5)	(54.0)	32.3%		(51.1)	(41.7)	22.5%		(122.6)	(95.8)	28.1%
COGS/hl	(21.2)	(16.4)	29.3%		(20.7)	(19.2)	8.1%		(21.0)	(17.5)	20.0%
Gross Profit	117.7	99.5	18.2%		26.2	20.1	30.6%		143.9	119.6	20.3%
Gross Margin	62.2%	64.8%	-260	bps	33.9%	32.5%	140	bps	54.0%	55.5%	-150	bps
SG&A excl. deprec. & amort.	(44.6)	(39.3)	13.4%		(15.3)	(14.7)	4.1%		(59.9)	(54.0)	10.9%
SG&A deprec. & amort.	(7.2)	(6.8)	5.9%		(2.9)	(1.5)	93.3%		(10.1)	(8.4)	20.6%
SG&A Total	(51.8)	(46.1)	12.3%		(18.2)	(16.3)	11.9%		(70.0)	(62.4)	12.2%
% of Net Revenue	27.4%	30.0%	-260	bps	23.5%	26.3%	-280	bps	26.3%	29.0%	-270	bps
EBIT	65.9	53.4	23.4%		8.0	3.8	110.1%		73.9	57.2	29.2%
EBIT Margin	34.8%	34.8%		bps	10.4%	6.2%	420	bps	27.7%	26.6%	110	bps
EBITDA	82.1	69.3	18.4%		13.0	7.7	69.7%		95.1	77.0	23.5%
EBITDA Margin	43.4%	45.2%	-180	bps	16.8%	12.4%	440	bps	35.7%	35.8%	-10	bps

Half Year Results

Quinsa Results	Beer				CSD				Total
US$ million	1H07	1H06	% Chg.		1H07	1H06	% Chg.		1H07	1H06	% Chg.
Volume ('000 hl)	8,496	8,249	3.0%		5,692	4,959	14.8%		14,189	13,209	7.4%
Net Revenue	453.2	378.6	19.7%		178.1	142.1	25.3%		631.3	520.7	21.2%
Net Revenue/hl	53.3	45.9	16.2%		31.3	28.7	9.2%		44.5	39.4	12.9%
COGS	(149.1)	(121.3)	22.9%		(116.3)	(92.7)	25.4%		(265.3)	(214.0)	24.0%
COGS/hl	(17.5)	(14.7)	19.3%		(20.4)	(18.7)	9.2%		(18.7)	(16.2)	15.4%
Gross Profit	304.1	257.3	18.2%		61.9	49.4	25.3%		366.0	306.7	19.3%
Gross Margin	67.1%	68.0%	-90	bps	34.7%	34.8%	-10	bps	58.0%	58.9%	-90	bps
SG&A excl. deprec. & amort.	(99.4)	(87.4)	13.8%		(33.1)	(30.5)	8.8%		(132.6)	(117.9)	12.5%
SG&A deprec. & amort.	(14.6)	(13.4)	9.0%		(4.9)	(3.6)	36.1%		(19.5)	(17.0)	14.7%
SG&A Total	(114.0)	(100.8)	13.2%		(38.1)	(34.1)	11.7%		(152.1)	(134.8)	12.8%
% of Net Revenue	25.2%	26.6%	-140	bps	21.4%	24.0%	-260	bps	24.1%	25.9%	-180	bps
EBIT	190.1	156.5	21.4%		23.8	15.3	55.5%		213.9	171.8	24.5%
EBIT Margin	41.9%	41.3%	60	bps	13.4%	10.8%	260	bps	33.9%	33.0%	90	bps
EBITDA	222.8	188.7	18.1%		33.1	22.9	44.8%		255.9	211.5	21.0%
EBITDA Margin	49.2%	49.8%	-60	bps	18.6%	16.1%	250	bps	40.5%	40.6%	-10	bps

Second Quarter 2007 Results August 14, 2007 Pág. 10

Volume

Sales volume reached 5.8 million hectoliters (+6.7%), major highlights were Beer in Bolivia and CSD in Argentina. The 2Q07 numbers do not include the brands Bieckert, Palermo and Imperial, which were sold at the end of 4Q06. Excluding these brands, organic growth for Quinsa would be 10.1%.

Net Revenues

Net Revenues for Quinsa reached US$266.5 million (+23.8%). The growth in net revenues for Quinsa was achieved through higher sales volumes (+2.3% for Beer and +13.4% for CSD) and an increase of 16.0% in net revenues per hectoliter (2Q07:US$45.7 2Q06:US$39.4). This increase is explained by (i) price increases, although below inflation in Argentina; (ii) better product mix, particularly Stella Artois in Argentina; and (iii) revenue management initiatives.

Cost of Goods Sold (COGS)

The COGS for Quinsa reached US$122.6 million (+28.1%). The increase in COGS was a combination of higher volumes (+2.3% in beer and +13.4% in CSD) and a growth of 20.0% in COGS per hectoliter in US dollars (2Q07:US$21.0 2Q06:US$17.5) caused by (i) pressures on gas and electricity due to the energy crisis; (ii) higher share of CSD within the total volume (CSD are mainly sold in one way packages whereas beer is sold mainly in returnable bottles), (iii) increase in the price of raw materials linked to commodities; and (iv) salary increases above inflation.

SG&A

SG&A for Quinsa operation reached US$70.0 million (+12.2%). The increase in SG&A expenditures was a result of higher sales volume and a growth in labor costs.

EBIT and EBITDA

EBIT reached US$73.9 million (+29.2%). EBIT margin grew 110bps, reaching 27.7%.

EBITDA for Quinsa was US$95.1 million (+23.5%), and its margin decreased 10bps to 35.7%.

Second Quarter 2007 Results August 14, 2007 Pág. 11

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) reported a negative EBITDA of R$10.7 million.

Quarterly Results

HILA-ex Results	Beer				CSD				Total
R$ million	2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.		2Q07	2Q06	% Chg.
Volume ('000 hl)	745	882	-15.6%		763	857	-11.0%		1,508	1,739	-13.3%
Net Revenue	102.4	115.6	-11.4%		61.4	70.4	-12.8%		163.9	186.0	-11.9%
Net Revenue/hl	137.5	131.0	4.9%		80.6	82.2	-2.0%		108.7	107.0	1.6%
COGS	(58.0)	(65.4)	-11.3%		(41.0)	(46.8)	-12.5%		(98.9)	(112.2)	-11.8%
COGS/hl	(77.8)	(74.1)	5.0%		(53.8)	(54.7)	-1.7%		(65.6)	(64.5)	1.7%
Gross Profit	44.5	50.2	-11.5%		20.5	23.6	-13.3%		64.9	73.8	-12.1%
Gross Margin	43.4%	43.5%	-10	bps	33.3%	33.5%	-20	bps	39.6%	39.7%	-10	bps
SG&A excl. deprec. & amort.	(60.9)	(78.9)	-22.8%		(24.1)	(29.9)	-19.2%		(85.1)	(108.8)	-21.8%
SG&A deprec. & amort.	(9.3)	(11.0)	-15.1%		(5.9)	(5.2)	13.9%		(15.2)	(16.1)	-5.8%
SG&A Total	(70.3)	(89.9)	-21.9%		(30.0)	(35.0)	-14.3%		(100.3)	(124.9)	-19.7%
% of Net Revenue	68.6%	77.8%	-920	bps	48.8%	49.7%	-90	bps	61.2%	67.2%	-600	bps
EBIT	(25.8)	(39.7)	n.m.		(9.6)	(11.4)	n.m.		(35.4)	(51.1)	n.m.
EBIT Margin	-25.2%	-34.3%	n.m.		-15.6%	-16.2%	n.m.		-21.6%	-27.5%	n.m.
EBITDA	(10.6)	(24.2)	n.m.		(0.1)	(2.9)	n.m.		(10.7)	(27.1)	n.m.
EBITDA Margin	-10.3%	-21.0%	n.m.		-0.2%	-4.1%	n.m.		-6.5%	-14.6%	n.m.

Half Year Results

HILA-ex Results	Beer				CSD				Total
R$ million	1H07	1H06	% Chg.		1H07	1H06	% Chg.		1H07	1H06	% Chg.
Volume ('000 hl)	1,470	1,635	-10.1%		1,650	1,775	-7.1%		3,119	3,410	-8.5%
Net Revenue	207.2	217.7	-4.9%		135.5	144.9	-6.5%		342.7	362.7	-5.5%
Net Revenue/hl	141.0	133.2	5.8%		82.2	81.6	0.7%		109.9	106.3	3.3%
COGS	(112.4)	(120.9)	-7.0%		(90.1)	(96.2)	-6.3%		(202.5)	(217.0)	-6.7%
COGS/hl	(76.5)	(73.9)	3.4%		(54.6)	(54.2)	0.9%		(64.9)	(63.6)	2.0%
Gross Profit	94.8	96.8	-2.1%		45.4	48.8	-6.9%		140.2	145.6	-3.7%
Gross Margin	45.7%	44.5%	120	bps	33.5%	33.6%	-10	bps	40.9%	40.2%	70	bps
SG&A excl. deprec. & amort.	(128.0)	(152.0)	-15.8%		(52.2)	(59.9)	-12.8%		(180.2)	(211.9)	-15.0%
SG&A deprec. & amort.	(19.3)	(19.6)	-1.6%		(11.9)	(13.1)	-9.3%		(31.1)	(32.7)	-4.7%
SG&A Total	(147.2)	(171.6)	-14.2%		(64.1)	(73.0)	-12.2%		(211.3)	(244.6)	-13.6%
% of Net Revenue	71.1%	78.8%	-770	bps	47.3%	50.4%	-310	bps	61.7%	67.4%	-570	bps
EBIT	(36.0)	(74.8)	n.m.		(18.7)	(24.2)	n.m.		(71.2)	(99.0)	n.m.
EBIT Margin	-17.4%	-34.3%	n.m.		-13.8%	-16.7%	n.m.		-20.8%	-27.3%	n.m.
EBITDA	(19.9)	(46.6)	n.m.		1.0	(5.0)	n.m.		(20.1)	(51.6)	n.m.
EBITDA Margin	-9.6%	-21.4%	n.m.		0.8%	-3.4%	n.m.		-5.9%	-14.2%	n.m.

Second Quarter 2007 Results August 14, 2007 Pág. 12

Volume

Sales volumes reached 1.5 million hectoliters (-13.3%).

Net Revenues

Net revenues reached R$163.9 million in HILA-ex (-11.9%). The decrease in Net Revenues was a combination of lower sales volumes (-15.6% in beer and -11.0% in soft drinks) and from an increase of 1.6% in net revenues per hectoliter (2Q07:R$108.7; 2Q06:R$107.0).

Cost of Goods Sold (COGS)

COGS reached R$98.9 million in HILA-ex (-11.8%). The decrease in COGS is a combination of lower volume (-15.6% for beer and -11.0% for soft drinks) and an increase of 1.7% in COGS per hectoliter (2Q07:R$65.6; 2Q06:R$64.5).

SG&A

SG&A expenses reached R$100.3 million (-19.7%). The decrease in SG&A was caused by lower volumes and efficiency gains.

EBIT and EBITDA

EBIT was negative R$35.4 million, an improvement of R$15.7 million.

EBITDA was negative R$10.7 million, an improvement of R$16.4 million.

Second Quarter 2007 Results August 14, 2007 Pág. 13

North America

Labatt, AmBev’s operation in North America, delivered an EBITDA of R$450.3 million (+3.3%) in 2Q07.

North America Results R$ million	2Q07	2Q06	% Chg.	1H07	1H06	% Chg.
Volume ('000 hl)	3,301	3,154	4.7%	5,368	5,246	2.3%
Domestic Volume	2,760	2,605	5.9%	4,509	4,352	3.6%
Exports Volume	542	549	-1.3%	859	894	-3.9%
Net Revenues	1,089.7	1,138.5	-4.3%	1,794.5	1,864.2	-3.7%
Net Revenues/hl	330.1	361.0	-8.6%	334.3	355.3	-5.9%
COGS	(324.9)	(341.0)	-4.7%	(548.5)	(577.2)	-5.0%
COGS/hl	(98.4)	(108.1)	-9.0%	(102.2)	(110.0)	-7.1%
Gross Profit	764.8	797.6	-4.1%	1,246.0	1,287.0	-3.2%
Gross Margin	70.2%	70.1%	10 bps	69.4%	69.0%	40 bps
SG&A excl. deprec. & amort.	(354.8)	(390.9)	-9.2%	(657.7)	(711.2)	-7.5%
SG&A deprec. & amort.	(12.2)	(24.0)	-49.0%	(26.3)	(44.7)	-41.1%
SG&A Total	(367.1)	(414.9)	-11.5%	(684.0)	(756.0)	-9.5%
% of Net Revenues	33.7%	36.4%	-270 bps	38.1%	40.6%	-250 bps
EBIT	397.8	382.7	3.9%	562.0	531.0	5.8%
EBIT Margin	36.5%	33.6%	290 bps	31.3%	28.5%	280 bps
EBITDA	450.3	435.7	3.3%	659.2	636.8	3.5%
EBITDA Margin	41.3%	38.3%	300 bps	36.7%	34.2%	250 bps

In Canadian dollars, EBITDA reached CAD$249.0 million in the 2Q07. The analysis presented will be based on Canadian dollars figures.

North America Results CAD$ million	2Q07	2Q06	% Chg.	1H07	1H06	% Chg.
Volume ('000 hl)	3,301	3,154	4.7%	5,368	5,246	2.3%
Domestic Volume	2,760	2,605	5.9%	4,509	4,352	3.6%
Exports Volume	542	549	-1.3%	859	894	-3.9%
Net Revenues	602.9	577.3	4.4%	995.0	962.7	3.4%
Net Revenues/hl	182.6	183.0	-0.2%	185.4	183.5	1.0%
Domestic Net Revenues	574.6	546.9	5.1%	948.3	912.3	3.9%
Exports Net Revenues	28.4	30.4	-6.7%	46.7	50.4	-7.3%
Domestic Net Revenues/hl	208.2	209.9	-0.8%	210.3	209.6	0.3%
Exports Net Revenues/hl	52.4	55.5	-5.6%	54.4	56.4	-3.5%
COGS	(179.8)	(173.6)	3.6%	(304.2)	(298.9)	1.8%
COGS/hl	(54.4)	(55.0)	-1.1%	(56.7)	(57.0)	-0.5%
Gross Profit	423.2	403.8	4.8%	690.9	663.8	4.1%
Gross Margin	70.2%	69.9%	30 bps	69.4%	69.0%	40 bps
SG&A excl. deprec. & amort.	(196.5)	(198.4)	-0.9%	(364.8)	(368.4)	-1.0%
SG&A deprec. & amort.	(6.8)	(12.4)	-45.3%	(14.6)	(23.4)	-37.5%
SG&A Total	(203.3)	(210.7)	-3.5%	(379.4)	(391.8)	-3.2%
% of Net Revenues	33.7%	36.5%	-280 bps	38.1%	40.7%	-260 bps
EBIT	219.9	193.0	13.9%	311.4	272.0	14.5%
EBIT Margin	36.5%	33.4%	310 bps	31.3%	28.3%	300 bps
EBITDA	249.0	220.6	12.9%	365.4	327.6	11.5%
EBITDA Margin	41.3%	38.2%	310 bps	36.7%	34.0%	270 bps

Second Quarter 2007 Results August 14, 2007 Pág. 14

Volume

Labatt volume grew 4.7%, reaching 3.3 million hectoliters. This result is due to a combination of a growth of 5.9% in domestic volumes and a reduction of 1.3% in exports volume.

Net Revenues

Labatt’s net revenues reached CAD$602.9 million (+4.4%), due to a combination of higher volumes (+4.7%) and a decrease of 0.2% in revenues per hectoliter (2Q07: CAD$182.6; 2Q06: CAD$183.0). Domestic net revenues per hectoliter decreased 0.8% (2Q07: CAD$208.2; 2Q06: CAD$209.9), which is explained by the acquisition of Lakeport, which had lower net revenues per hectoliter, partially offset by price increases.

Cost of Goods Sold (COGS)

Labatt’s COGS was CAD$179.8 million (+3.6%), due to a combination of higher sales volumes and a decrease of 1.1% in COGS per hectoliter (2Q07: CAD$54.4; 2Q06:  CAD$55.0). The decrease in COGS per hectoliter is explained by efficiency gains in production costs and package mix, which offset higher input and logistics costs.

Gross Profit

Gross profit reached CAD$423.2 million (+4.8%), while gross margin increased 30 bps to 70.2%.

SG&A

SG&A expenses amounted to CAD$203.3 million (-3.5%). Excluding depreciation and amortization, Labatt’s SG&A reached CAD$196.5 million (-0.9%). In this quarter, for internal AmBev consistency, employee bonus has been reported in “Provision for Profit Sharing and Bonuses”. It was previously reported in SG&A. The year to date adjustment has a positive effect of CAD$7.0 million in SG&A in the quarter. Without the change, SG&A excluding depreciation and amortization would have increased 2.6%, attributable to the Lakeport acquisition.

EBIT and EBITDA

Labatt’s EBIT reached CAD$219.9 million (+13.9%). EBIT margin rose 310 bps to 36.5%.

Labatt`s EBITDA reached CAD$249.0 million (+12.9%), and its margin grew 310 bps to 41.3%. Excluding the provision for employee bonus effect, EBITDA would have grown 9.7% to CAD$242.0 million.

Second Quarter 2007 Results August 14, 2007 Pág. 15

AMBEV - CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, HILA and North America business units comprise our consolidated financial statements.

Second Quarter 2007 Results August 14, 2007 Pág. 16

Volume

The table below shows details on volume, as well as the respective variation rates.

Volume	2Q07		2Q06		% Change
	(000 hl)	% Total	(000 hl)	% Total
Brazil	20,569.9	65.9%	19,392.6	65.2%	6.1%
Beer Brazil	15,171.0	48.6%	14,503.8	48.7%	4.6%
CSD & Nanc Brazil	5,398.8	17.3%	4,888.7	16.4%	10.4%
Malt and By-products	-	0.0%	-	0.0%	0.0%
HILA	7,343.3	23.5%	7,206.9	24.2%	1.9%
Quinsa	5,835.8	18.7%	5,468.0	18.4%	6.7%
Beer	3,367.5	10.8%	3,290.9	11.1%	2.3%
Soft drinks	2,468.2	7.9%	2,177.1	7.3%	13.4%
HILA-ex	1,507.5	4.8%	1,738.9	5.8%	-13.3%
Beer	744.9	2.4%	882.2	3.0%	-15.6%
Soft drinks	762.6	2.4%	856.7	2.9%	-11.0%
North America	3,301.5	10.6%	3,154.0	10.6%	4.7%
Consolidated	31,214.6	100.0%	29,753.4	100.0%	4.9%

Net Revenues

The table below shows details on net revenues, as well as the respective variation rates.

Net Revenues	2Q07		2Q06		% Change
	R$ million	% Total	R$ million	% Total
Brazil	2,742.7	60.6%	2,431.8	60.2%	12.8%
Beer Brazil	2,189.5	48.4%	2,000.1	49.5%	9.5%
CSD & Nanc Brazil	477.9	10.6%	400.8	9.9%	19.2%
Malt and By-products	75.2	1.7%	31.0	0.8%	143.0%
HILA	692.7	15.3%	466.8	11.6%	48.4%
Quinsa	528.8	11.7%	280.8	7.0%	88.4%
Beer	375.2	8.3%	200.2	5.0%	87.4%
Soft drinks	153.6	3.4%	80.6	2.0%	90.7%
HILA-ex	163.9	3.6%	186.0	4.6%	-11.9%
Beer	102.4	2.3%	115.6	2.9%	-11.4%
Soft drinks	61.4	1.4%	70.4	1.7%	-12.8%
North America	1,089.7	24.1%	1,138.5	28.2%	-4.3%
Consolidated	4,525.1	100.0%	4,037.1	100.0%	12.1%

Cost of Goods Sold (COGS)

The table below shows details on COGS, as well as the respective variation rates.

COGS	2Q07			2Q06			% Change
	R$ million	% Total	%Net Rev.	R$ million	% Total	%Net Rev.
Brazil	(894.5)	57.3%	29.8%	(770.2)	57.1%	28.8%	16.1%
Beer Brazil	(614.7)	39.4%	25.1%	(571.8)	42.4%	25.8%	7.5%
CSD & Nanc Brazil	(224.6)	14.4%	44.3%	(183.1)	13.6%	41.8%	22.6%
Malt and By-products	(55.2)	3.5%	124.8%	(15.3)	1.1%	103.0%	260.2%
HILA	(342.0)	21.9%	36.1%	(237.0)	17.6%	41.3%	44.3%
Quinsa	(243.1)	15.6%	31.6%	(124.8)	9.3%	31.4%	94.8%
Beer	(141.7)	9.1%	25.4%	(70.4)	5.2%	24.1%	101.2%
Soft drinks	(101.3)	6.5%	47.7%	(54.4)	4.0%	52.1%	86.4%
HILA-ex	(98.9)	6.3%	55.3%	(112.2)	8.3%	63.5%	-11.8%
Beer	(58.0)	3.7%	55.3%	(65.4)	4.8%	64.0%	-11.3%
Soft drinks	(41.0)	2.6%	55.3%	(46.8)	3.5%	62.9%	-12.5%
North America	(324.9)	20.8%	46.1%	(341.0)	25.3%	47.0%	-4.7%
Consolidated	(1,561.3)	100.0%	33.5%	(1,348.2)	100.0%	34.0%	15.8%

Second Quarter 2007 Results August 14, 2007 Pág. 17

Gross Profit

The table below shows details on gross profit, as well as the respective variation rates.

Gross Profit	2Q07			2Q06			% Change
	R$ million	% Total	%Net Rev.	R$ million	% Total	%Net Rev.
Brazil	1,848.2	62.4%	67.4%	1,661.6	61.8%	68.3%	11.2%
Beer Brazil	1,574.8	53.1%	71.9%	1,428.3	53.1%	71.4%	10.3%
CSD & Nanc Brazil	253.4	8.5%	53.0%	217.7	8.1%	54.3%	16.4%
Malt and By-products	20.0	0.7%	26.6%	15.6	0.6%	50.5%	27.9%
HILA	350.7	11.8%	50.6%	229.8	8.5%	49.2%	52.6%
Quinsa	285.8	9.6%	54.0%	156.0	5.8%	55.6%	83.2%
Beer	233.5	7.9%	62.2%	129.8	4.8%	64.8%	79.9%
Soft drinks	52.3	1.8%	34.0%	26.2	1.0%	32.5%	99.7%
HILA-ex	64.9	2.2%	39.6%	73.8	2.7%	39.7%	-12.1%
Beer	44.5	1.5%	43.4%	50.2	1.9%	43.5%	-11.5%
Soft drinks	20.5	0.7%	33.3%	23.6	0.9%	33.5%	-13.3%
North America	764.8	25.8%	70.2%	797.6	29.7%	70.1%	-4.1%
Consolidated	2,963.7	100.0%	65.5%	2,688.9	100.0%	66.6%	10.2%

SG&A

The table below shows details on SG&A, as well as the respective variation rates.

SG&A	2Q07			2Q06			% Change
	R$ million	% Total	%Net Rev.	R$ million	% Total	%Net Rev.
Brazil	(830.9)	57.8%	27.7%	(851.2)	57.8%	31.9%	-2.4%
Beer Brazil	(689.7)	48.0%	28.2%	(695.9)	47.3%	31.4%	-0.9%
CSD & Nanc Brazil	(140.2)	9.8%	27.6%	(154.6)	10.5%	35.3%	-9.3%
Malt and By-products	(0.9)	0.1%	2.1%	(0.8)	0.1%	5.1%	12.5%
HILA	(239.1)	16.6%	25.2%	(206.3)	14.0%	36.0%	15.9%
Quinsa	(138.8)	9.7%	18.0%	(81.4)	5.5%	20.5%	70.5%
Beer	(102.7)	7.1%	18.5%	(60.2)	4.1%	20.6%	70.7%
Soft drinks	(36.1)	2.5%	17.0%	(21.2)	1.4%	20.3%	70.1%
HILA-ex	(100.3)	7.0%	56.1%	(124.9)	8.5%	70.7%	-19.7%
Beer	(70.3)	4.9%	67.1%	(89.9)	6.1%	88.0%	-21.9%
Soft drinks	(30.0)	2.1%	40.5%	(35.0)	2.4%	47.0%	-14.3%
North America	(367.1)	25.5%	52.1%	(414.9)	28.2%	57.2%	-11.5%
Consolidated	(1,437.0)	100.0%	30.9%	(1,472.4)	100.0%	37.1%	-2.4%

Second Quarter 2007 Results August 14, 2007 Pág. 18

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit and highlight the 150 bps EBITDA margin expansion.

EBIT	2Q07			2Q06			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	1,017.3	66.6%	37.1%	810.4	66.6%	33.3%	25.5%
Beer Brazil	885.1	58.0%	40.4%	732.4	60.2%	36.6%	20.8%
CSD & Nanc Brazil	113.1	7.4%	23.7%	63.1	5.2%	15.7%	79.3%
Malt and By-products	19.0	1.2%	25.3%	14.9	1.2%	48.0%	28.2%
HILA	111.6	7.3%	16.1%	23.5	1.9%	5.0%	375.9%
Quinsa	147.0	9.6%	27.8%	74.6	6.1%	26.6%	97.1%
Beer	130.8	8.6%	34.8%	69.6	5.7%	34.8%	87.9%
Soft drinks	16.2	1.1%	10.6%	5.0	0.4%	6.2%	226.0%
HILA-ex	(35.4)	-2.3%	-21.6%	(51.1)	-4.2%	-27.5%	n.m.
Beer	(25.8)	-1.7%	-25.2%	(39.7)	-3.3%	-34.3%	n.m.
Soft drinks	(9.6)	-0.6%	-15.6%	(11.4)	-0.9%	-16.2%	n.m.
North America	397.8	26.1%	36.5%	382.7	31.5%	33.6%	3.9%
Consolidated	1,526.7	100.0%	33.7%	1,216.6	100.0%	30.1%	25.5%

EBITDA	2Q07			2Q06			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	1,219.6	66.0%	44.5%	1,077.4	67.9%	44.3%	13.2%
Beer Brazil	1,039.7	56.3%	47.5%	936.8	59.1%	46.8%	11.0%
CSD & Nanc Brazil	160.9	8.7%	33.7%	125.7	7.9%	31.4%	28.0%
Malt and By-products	19.0	1.0%	25.3%	14.9	0.9%	48.0%	28.2%
HILA	178.1	9.6%	25.7%	73.2	4.6%	15.7%	143.2%
Quinsa	188.8	10.2%	35.7%	100.3	6.3%	35.7%	88.1%
Beer	162.7	8.8%	43.4%	90.4	5.7%	45.1%	80.1%
Soft drinks	26.0	1.4%	16.9%	10.0	0.6%	12.4%	160.9%
HILA-ex	(10.7)	-0.6%	-6.5%	(27.1)	-1.7%	-14.6%	n.m.
Beer	(10.6)	-0.6%	-10.3%	(24.2)	-1.5%	-21.0%	n.m.
Soft drinks	(0.1)	0.0%	-0.2%	(2.9)	-0.2%	-4.1%	n.m.
North America	450.3	24.4%	41.3%	435.7	27.5%	38.3%	3.3%
Consolidated	1,848.0	100.0%	40.8%	1,586.3	100.0%	39.3%	16.5%

Second Quarter 2007 Results August 14, 2007 Pág. 19

Breakdown of EBIT and Net Income

The table below shows the breakdown of the EBIT and Net Income lines, as well as the respective margins and variation rates.

CONSOLIDATED INCOME STATEMENT
	AmBev Consolidated
	2Q07	2Q06%		1H07	1H06%
R$ million

EBIT	1,526.7	1,216.6	25.5%	3,268.1	2,551.2	28.1%
% of sales	33.7%	32.3%		35.6%	31.9%

Provisions for Contingencies	36.4	47.1	-22.7%	9.3	60.9	-84.7%
Other Operating Income (Expense)	(443.8)	(243.3)	82.4%	(813.4)	(489.4)	66.2%
Equity Income	0.4	0.3	33.3%	0.5	0.5	0.0%
Interest Expense	(360.9)	(392.4)	-8.0%	(686.1)	(428.7)	60.1%
Interest Income	23.7	52.0	-54.5%	52.7	(82.1)	n.m.
Net Financial Result	(337.2)	(340.4)	-0.9%	(633.4)	(510.8)	24.0%
Non-Operating Income (Expense)	6.7	(21.3)	n.m.	14.4	(16.5)	n.m.
Income Before Taxes	789.2	659.0	19.7%	1,845.4	1,595.9	15.6%
Provision for Income Tax/Social Contrib.	(294.8)	(139.0)	112.1%	(717.8)	(415.7)	72.7%
Provision for Profit Sharing & Bonuses	(47.5)	(54.7)	-13.1%	(26.5)	(69.3)	-61.8%
Minority Interest	1.9	17.9	-89.5%	(6.6)	28.1	n.m.

Net Income	448.7	483.3	-7.2%	1,094.6	1,139.2	-3.9%
% of sales	9.9%	12.0%		11.9%	14.2%

Provisions for Contingencies

Provisions for contingencies show a reversion of R$36.4 million. The main entries are:

-	Reversion of IPI and ICMS provisions totaling R$32.7 million

-	Reversion of PIS and Cofins provisions totaling R$17.9 million

Other Operating Income (Expense)

The net result of other operating income/expenses was an expense of R$443.8 million (+ R$200.5 million vs 2Q06). The main drivers of this difference are (i) the exchange rate difference on overseas investments (R$83.8 million), (ii) goodwill on the increased stake in Quinsa (R$38.9 million) and (iii) goodwill on the Labatt acquisition (R$40.0 million). Further detail is as follows:

- Exchange rate variation from investments: loss of R$121.3 million in 2Q07 compared to loss of R$37.5 million in 2Q06

- Quinsa goodwill amortization, related to the second part of the transaction, closed on August 8, 2007, for the months of April and May: R$38.9 million expense in 2Q07

- Quinsa goodwill amortization, related to the first part of the transaction: R$25.8 million expense in 2Q07

- Labatt goodwill amortization : R$282.4 million expense in 2Q07, compared to R$242.4 million expense in 2Q06

- Goodwill amortization in Quinsa for investments in Latin America: R$22.5 million expense in 2Q07

- Goodwill amortization related to Cintra acquisition: R$9.4 million expense in 2Q07

- Other goodwill amortization: R$16.3 million expense in 2Q07

- Gains due to equity additions: R$50.7 million in 2Q07, compared to gains of R$35.7 million in 2Q06

Second Quarter 2007 Results August 14, 2007 Pág. 20

Net Financial Result

AmBev’s financial result in the quarter was an expense of R$337.2 million.The table below details the main items within this amount:

Breakdown of Net Financial Result
R$ million	2Q07	2Q06	1H07	1H06
Financial income
Financial income on cash and cash equivalents	24.0	38.1	53.4	53.5
Foreign exchange gains (losses) on assets	(16.2)	(0.9)	(29.4)	(164.7)
Interest income on stock ownership plan	1.3	2.1	3.4	5.0
Interest and Foreign Exchange gains (losses)
on intercompany loans	-	-	1.5	-
Interest on taxes, contributions and judicial deposits	6.4	5.9	14.5	10.7
Other	8.2	6.7	9.4	13.3
Total	23.7	52.0	52.7	(82.1)
Financial expense
Interest expense on local currency debt	85.7	20.1	165.0	40.1
Interest and Foreign Exchange gains (losses)
on intercompany loans	1.0	1.8	1.0	1.5
Interest expense on foreign currency debt	139.2	120.5	273.0	234.1
Foreign exchange (gains) losses on debt	(201.5)	1.5	(309.3)	(219.7)
Net losses from derivative instruments	259.0	185.5	426.3	250.9
Taxes on financial transactions	18.1	26.7	54.3	58.6
Interest on contingencies and other	48.4	21.8	53.8	38.1
Other	11.1	14.4	22.1	25.1
Total	360.9	392.4	686.1	428.7
Net Financial Result	(337.2)	(340.4)	(633.4)	(510.8)

In line with the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations are recorded on an accruals basis; assets referring to the same types of operations shall be recorded in the lowest value between the market value and the accrual basis.

The Company’s total debt increased R$233.5 million when compared to 1Q07, while its cash and cash & equivalents decreased by R$372.7 million. Consequently, a R$606.2 million increase in AmBev’s net debt was recorded. The Company estimates that its net debt and EBITDA Year-to-date ratio was approximately 1.1x.

The table below details AmBev’s consolidated debt profile:

Debt Breakdown
R$ million	Short Term	Long Term	Total
Local Currency	378.9	4,060.0	4,438.8
Foreign Currency	1,651.7	4,108.5	5,760.2
Consolidated Debt	2,030.6	8,168.5	10,199.1
Cash and Equivalents, and Securities			1,489.9
Net Debt			8,709.2

Second Quarter 2007 Results August 14, 2007 Pág. 21

Non-Operating Income (Expense)

The net result from non-operating income and expenses was a gain of R$6.7 million.

Provision for Income Tax / Social Contribution

The R$294.8 million provision for income tax and social contribution in the quarter represents an actual tax rate of 39.7%. The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	2Q07	2Q06	1H07	1H06
R$ million
Net income before taxes and profit sharing	789.2	659.0	1,845.4	1,595.9
Provision for Profit Sharing & Bonuses	(47.5)	(54.7)	(26.5)	(69.3)
Net income before income tax, social contribution and minorities	741.6	604.4	1,818.9	1,526.7

Income tax and social contribution at nominal tax rate (34%)	(252.2)	(205.5)	(582.1)	(519.1)
Adjustments to effective rate:
Interest on own capital	93.2	84.1	174.5	212.6
Losses from foreign subsidiaries not subjected to tax	(0.3)	(3.8)	(39.4)	(98.9)
Equity gains from subsidiaries	18.3	13.5	35.3	26.9
Amortization of non-deductible goodwill	(122.1)	(82.5)	(243.6)	(133.8)
Reversal of Amortization of Provision for non-taxable Goodwill realization		57.9		115.7
Exchange Rate tax effect hedge	-	87.0	-	87.0
Tax Retention	-	(47.0)	-	(47.0)
Exchange variations over investments	(29.6)	(18.2)	(51.9)	(45.3)
Permanent additions/reductions and other	(2.2)	(24.5)	(10.5)	(13.9)
Total income taxes and social contribution	(294.8)	(139.0)	(717.8)	(415.7)
Effective income tax and social contribution rate	39.7%	23.0%	39.5%	27.2%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7		175.4
Total income taxes and social contribution excluding fiscal benefit effect	(207.1)		(542.4)
Effective income tax and social contribution rate adjusted for fiscal benefit	31.7%		33.0%

Provision for Profit Sharing and Bonuses

AmBev has provisioned R$47.5 million for employee profit sharing. The payment of such bonus, however, will only occur if the company meet its corporate targets in 2007.

Minority Interest

Minority interests in AmBev’s subsidiaries recorded a gain of R$1.9 million.

Net Income

AmBev posted a net income of R$448.7 million (-7.2%). Earnings per thousand shares were R$7.2, diminishing 3.2%.

Second Quarter 2007 Results August 14, 2007 Pág. 22

Reconciliation between EBITDA and Net income

Both EBITDA and EBIT are measures utilized by the AmBev’s management to demonstrate the Company’s performance.

EBITDA is calculated excluding from Net income the following effects: (i) Provision for Income Tax and Social Contribution; (ii) Provision for Profit Sharing & Bonuses; (iii) Minority Interest; (iv) Non-Operating Income (Expenses); (v) Net Financial Result; (vi) Equity income; (vii) Other Operating Income (Expenses); (viii) Provisions, Net; and (ix) Depreciation & Amortization.

EBITDA and EBIT are not accounting measures utilized in accounting practices in either in Brazil or in the United States of America (US GAAP). They should not be considered as an alternative to Net Income as a measure of operational performance nor an alternative to Cash Flow as a measure of liquidity. EBITDA and EBIT do not have a standard calculation method and our definition of EBITDA and EBIT may not be comparable to others companies definition of EBITDA and EBIT.

Reconciliation - Net Income to EBITDA	2Q07	2Q06	1H07	1H06
Net income	448.7	483.3	1,094.6	1,139.2
Provision for Income Tax/Social Contrib.	294.8	139.0	717.8	415.7
Provision for Profit Sharing & Bonuses	47.5	54.7	26.5	69.3
Minority Interest	(1.9)	(17.9)	6.6	(28.1)
Income Before Taxes	789.2	659.0	1,845.4	1,595.9
Non-Operating Income (Expense)	(6.7)	21.3	(14.4)	16.5
Net Financial Result	337.2	340.4	633.4	510.8
Equity Income	(0.4)	(0.3)	(0.5)	(0.5)
Other Operating Income (Expense)	443.8	243.3	813.4	489.4
Provisions for Contingencies	(36.4)	(47.1)	(9.3)	(60.9)
EBIT	1,526.7	1,216.6	3,268.1	2,551.2
Depreciation & Amortization	321.3	369.7	611.1	744.1
EBITDA	1,848.0	1,586.3	3,879.2	3,295.3

Shareholding Structure

The table below shows AmBev’s shareholding structure on June 30th, 2007.

AmBev Shareholding Structure
June 30th, 2007
	ON	% Outs	PN	% Outs	Total	% Outs
InBev	25,323,637,968	73.44%	12,050,630,906	43.32%	37,374,268,874	59.99%
FAHZ	5,549,765,711	16.09%	766	0.00%	5,549,766,477	8.91%
Market	3,610,068,153	10.47%	15,765,684,236	56.68%	19,375,752,389	31.10%
Outstanding	34,483,471,832	100.00%	27,816,315,908	100.00%	62,299,787,740	100.00%
Treasury	22,000,996		119,934,866		141,935,862
TOTAL	34,505,472,828		27,936,250,774		62,441,723,602
Free float bovespa	3,193,835,753	9.26%	10,060,306,036	36.17%	13,254,141,789	21.27%
Free float NYSE	416,232,400	1.21%	5,705,378,200	20.51%	6,121,610,600	9.83%

Second Quarter 2007 Results August 14, 2007 Pág. 23

RECENT FACTS

On July 24th, 2007, AmBev issued, through its wholly-owned subsidiary AmBev International Finance Co. Ltd. (“AmBev International”), R$300 million in Brazilian Reais denominated notes with a fixed interest of 9.500% per annum and maturity date of July 24, 2017. The notes are unsecured and unsubordinated obligations of AmBev International and are fully and unconditionally guaranteed by AmBev. The notes are denominated in Brazilian Reais, but both principal and interest will be paid in U.S. dollars at the prevailing exchange rate at the applicable payment date. Interest will be paid semi-annually in arrears, starting January 24, 2008. The net proceeds of the offering will be used for the repayment of short-term debts and for general corporate purposes by AmBev and its subsidiaries.

Second Quarter 2007 Results August 14, 2007 Pág. 24

2Q07 EARNINGS CONFERENCE CALL

Speakers	Luiz Fernando Edmond Chief Executive Officer for Latin America
Miguel Patricio Chief Executive Officer for North America
João Castro Neves Chief Executive Officer for Quinsa
Graham Staley CFO and Investor Relations Officer

Language	English

Date	August 14, 2007 (Tuesday)

Time	11:00 (Brasília time) 10:00 (EST)

Phone number	US / International Participants	1-973-935-8893

Code	9066528

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acica@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Second Quarter 2007 Results August 14, 2007 Pág. 25

AmBev - Segment Financial Information
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)			HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)
	2Q07	2Q06%		2Q07	2Q06%		2Q07	2Q06%		2Q07	2Q06%		2Q07	2Q06%		2Q07	2Q06%		2Q07	2Q06%
Volumes (000 hl)	15,171	14,504	4.6%	5,399	4,889	10.4%				20,570	19,393	6.1%	7,343	7,207	1.9%	3,301	3,154	4.7%	31,215	29,753	4.9%

R$ million
Net Sales	2,189.5	2,000.1	9.5%	477.9	400.8	19.2%	75.2	31.0	143.0%	2,742.7	2,431.8	12.8%	692.7	466.8	48.4%	1,089.7	1,138.5	-4.3%	4,525.1	4,037.1	12.1%
COGS	(614.7)	(571.8)	7.5%	(224.6)	(183.1)	22.6%	(55.2)	(15.3)	260.8%	(894.5)	(770.2)	16.1%	(342.0)	(237.0)	44.3%	(324.9)	(341.0)	-4.7%	(1,561.3)	(1,348.2)	15.8%
Gross Profit	1,574.8	1,428.3	10.3%	253.4	217.7	16.4%	20.0	15.6	28.2%	1,848.2	1,661.6	11.2%	350.7	229.8	52.6%	764.8	797.6	-4.1%	2,963.7	2,688.9	10.2%
SG&A	(689.7)	(695.9)	-0.9%	(140.2)	(154.6)	-9.3%	(0.9)	(0.8)	12.5%	(830.9)	(851.2)	-2.4%	(239.1)	(206.3)	15.9%	(367.1)	(414.9)	-11.5%	(1,437.0)	(1,472.4)	-2.4%
EBIT	885.1	732.4	20.8%	113.1	63.1	79.3%	19.0	14.9	27.5%	1,017.3	810.4	25.5%	111.6	23.5	375.9%	397.8	382.7	3.9%	1,526.7	1,216.6	25.5%
Depr. & Amort.	(154.5)	(204.4)	-24.4%	(47.8)	(62.6)	-23.7%	0.0	0.0	n.m.	(202.3)	(267.0)	-24.2%	(66.4)	(49.7)	33.6%	(52.5)	(53.0)	-0.9%	(321.3)	(369.7)	-13.1%
EBITDA	1,039.7	936.8	11.0%	160.9	125.7	28.0%	19.0	14.9	27.5%	1,219.6	1,077.4	13.2%	178.1	73.2	143.2%	450.3	435.7	3.3%	1,848.0	1,586.3	16.5%
% of Total EBITDA	56.3%	59.1%		8.7%	7.9%		1.0%	0.9%		66.0%	67.9%		9.6%	4.6%		24.4%	27.5%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.1%	-28.6%		-47.0%	-45.7%		-73.4%	-49.5%		-32.6%	-31.7%		-49.4%	-50.8%		-29.8%	-29.9%		-34.5%	-33.4%
Gross Profit	71.9%	71.4%		53.0%	54.3%		26.6%	50.5%		67.4%	68.3%		50.6%	49.2%		70.2%	70.1%		65.5%	66.6%
SG&A	-31.5%	-34.8%		-29.3%	-38.6%		-1.2%	-2.5%		-30.3%	-35.0%		-34.5%	-44.2%		-33.7%	-36.4%		-31.8%	-36.5%
EBIT	40.4%	36.6%		23.7%	15.7%		25.3%	48.0%		37.1%	33.3%		16.1%	5.0%		36.5%	33.6%		33.7%	30.1%
Depr. & Amort.	-7.1%	-10.2%		-10.0%	-15.6%		0.0%	0.0%		-7.4%	-11.0%		-9.6%	-10.7%		-4.8%	-4.7%		-7.1%	-9.2%
EBITDA	47.5%	46.8%		33.7%	31.4%		25.3%	48.0%		44.5%	44.3%		25.7%	15.7%		41.3%	38.3%		40.8%	39.3%

Per Hectoliter (R$/hl)
Net Sales	144.3	137.9	4.7%	88.5	82.0	8.0%				133.3	125.4	6.3%	94.3	93.2	1.2%	330.1	361.0	-8.6%	129.9	146.5	-11.4%
COGS	(40.5)	(39.4)	2.8%	(41.6)	(37.5)	11.0%				(43.5)	(39.7)	9.5%	(46.6)	(47.3)	-1.6%	(98.4)	(108.1)	-9.0%	(44.8)	(48.9)	-8.4%
Gross Profit	103.8	98.5	5.4%	46.9	44.5	5.4%				89.8	85.7	4.9%	47.8	45.9	4.1%	231.7	252.9	-8.4%	85.1	97.6	-12.8%
SG&A	(45.5)	(48.0)	-5.2%	(26.0)	(31.6)	-17.8%				(40.4)	(43.9)	-8.0%	(32.6)	(41.2)	-21.0%	(111.2)	(131.5)	-15.5%	(41.2)	(53.4)	-22.8%
EBIT	58.3	50.5	15.5%	21.0	12.9	62.3%				49.5	41.8	18.3%	15.2	4.7	223.4%	120.5	121.3	-0.7%	43.8	44.2	-0.8%
Depr. & Amort.	(10.2)	(14.1)	-27.7%	(8.8)	(12.8)	-30.9%				(9.8)	(13.8)	-28.6%	(9.0)	(9.9)	-8.9%	(15.9)	(16.8)	-5.3%	(9.2)	(13.4)	-31.3%
EBITDA	68.5	64.6	6.1%	29.8	25.7	15.9%				59.3	55.6	6.7%	24.2	14.6	65.9%	136.4	138.2	-1.3%	53.0	57.6	-7.9%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(2) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.

(3) Figures for North America Operations consist of Labatt (Canada).

(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Second Quarter 2007 Results August 14, 2007 Pág. 26

AmBev - Segment Financial Information
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil (1)			HILA Operations (2)			North America Operations (3)			Ambev Consolidated (4)
	1H07	1H06%		1H07	1H06%		1H07	1H06%		1H07	1H06%		1H07	1H06%		1H07	1H06%		1H07	1H06%
Volumes (000 hl)	32,105	30,617	4.9%	11,276	10,236	10.2%				43,382	40,853	6.2%	17,308	16,619	4.1%	5,368	5,246	2.3%	66,057	62,719	5.3%

R$ million
Net Sales	4,639.7	4,217.3	10.0%	985.4	839.1	17.4%	119.5	45.8	160.6%	5,744.6	5,102.3	12.6%	1,640.9	1,040.4	57.7%	1,794.5	1,864.2	-3.7%	9,180.1	8,006.9	14.7%
COGS	(1,269.0)	(1,196.1)	6.1%	(471.5)	(389.3)	21.1%	(77.7)	(15.0)	418.0%	(1,818.3)	(1,600.3)	13.6%	(746.5)	(495.7)	50.6%	(548.5)	(577.2)	-5.0%	(3,113.3)	(2,673.2)	16.5%
Gross Profit	3,370.6	3,021.3	11.6%	513.9	449.8	14.2%	41.7	30.9	35.0%	3,926.3	3,501.9	12.1%	894.5	544.8	64.2%	1,246.0	1,287.0	-3.2%	6,066.8	5,333.7	13.7%
SG&A	(1,342.8)	(1,331.6)	0.8%	(246.7)	(273.0)	-9.6%	(1.8)	(1.7)	5.9%	(1,591.3)	(1,606.3)	-0.9%	(523.3)	(420.2)	24.6%	(684.0)	(756.0)	-9.5%	(2,798.7)	(2,782.4)	0.6%
EBIT	2,027.8	1,689.7	20.0%	267.1	176.8	51.1%	39.9	29.1	37.1%	2,334.9	1,895.6	23.2%	371.2	124.6	197.9%	562.0	531.0	5.8%	3,268.1	2,551.2	28.1%
Depr. & Amort.	(288.5)	(413.2)	-30.2%	(88.6)	(126.0)	-29.7%	0.0	0.0	n.m.	(377.1)	(539.2)	-30.1%	(136.8)	(99.1)	38.1%	(97.2)	(105.8)	-8.1%	(611.1)	(744.1)	-17.9%
EBITDA	2,316.4	2,102.9	10.2%	355.7	302.8	17.5%	39.9	29.1	37.1%	2,712.0	2,434.8	11.4%	507.9	223.7	127.1%	659.2	636.8	3.5%	3,879.2	3,295.3	17.7%
% of Total EBITDA	59.7%	63.8%		9.2%	9.2%		1.0%	0.9%		69.9%	73.9%		13.1%	6.8%		17.0%	19.3%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-27.4%	-28.4%		-47.9%	-46.4%		-65.1%	-32.7%		-31.7%	-31.4%		-45.5%	-47.6%		-30.6%	-31.0%		-33.9%	-33.4%
Gross Profit	72.6%	71.6%		52.1%	53.6%		34.9%	67.3%		68.3%	68.6%		54.5%	52.4%		69.4%	69.0%		66.1%	66.6%
SG&A	-28.9%	-31.6%		-25.0%	-32.5%		-1.5%	-3.8%		-27.7%	-31.5%		-31.9%	-40.4%		-38.1%	-40.6%		-30.5%	-34.8%
EBIT	43.7%	40.1%		27.1%	21.1%		33.4%	63.5%		40.6%	37.2%		22.6%	12.0%		31.3%	28.5%		35.6%	31.9%
Depr. & Amort.	-6.2%	-9.8%		-9.0%	-15.0%		0.0%	0.0%		-6.6%	-10.6%		-8.3%	-9.5%		-5.4%	-5.7%		-6.7%	-9.3%
EBITDA	49.9%	49.9%		36.1%	36.1%		33.4%	63.5%		47.2%	47.7%		31.0%	21.5%		36.7%	34.2%		42.3%	41.2%

Per Hectoliter (R$/hl)
Net Sales	144.5	137.7	4.9%	87.4	82.0	6.6%				132.4	124.9	6.0%	94.8	92.0	3.0%	334.3	355.3	-5.9%	139.0	144.3	-3.7%
COGS	(39.5)	(39.1)	1.2%	(41.8)	(38.0)	10.0%				(41.9)	(39.2)	7.0%	(43.1)	(43.8)	-1.6%	(102.2)	(110.0)	-7.1%	(47.1)	(48.2)	-2.2%
Gross Profit	105.0	98.7	6.4%	45.6	43.9	3.7%				90.5	85.7	5.6%	51.7	48.2	7.3%	232.1	245.3	-5.4%	91.8	96.1	-4.5%
SG&A	(41.8)	(43.5)	-3.8%	(21.9)	(26.7)	-18.0%				(36.7)	(39.3)	-6.7%	(30.2)	(37.2)	-18.6%	(127.4)	(144.1)	-11.6%	(42.4)	(50.2)	-15.5%
EBIT	63.2	55.2	14.4%	23.7	17.3	37.0%				53.8	46.4	16.0%	21.4	11.0	94.6%	104.7	101.2	3.4%	49.5	46.0	7.6%
Depr. & Amort.	(9.0)	(13.5)	-33.4%	(7.9)	(12.3)	-35.8%				(8.7)	(13.2)	-34.1%	(7.9)	(8.8)	-9.8%	(18.1)	(20.2)	-10.2%	(9.3)	(13.4)	-31.0%
EBITDA	72.1	68.7	5.0%	31.5	29.6	6.6%				62.5	59.6	4.9%	29.3	19.8	48.3%	122.8	121.4	1.2%	58.7	59.4	-1.1%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(2) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.

(3) Figures for North America Operations consist of Labatt (Canada).

(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Second Quarter 2007 Results August 14, 2007 Pág. 27

CONSOLIDATED INCOME STATEMENT
	AmBev Consolidated
	2Q07	2Q06%		1H07	1H06%
R$ million

Net Sales	4,525.1	4,037.1	12.1%	9,180.1	8,006.9	14.7%
Cost of Goods Sold	(1,561.3)	(1,348.2)	15.8%	(3,113.3)	(2,673.2)	16.5%
Gross Profit	2,963.7	2,688.9	10.2%	6,066.8	5,333.7	13.7%
Gross Margin (%)	65.5%	66.6%		66.1%	66.6%

Selling and Marketing Expenses	(1,025.9)	(1,006.2)	2.0%	(2,015.8)	(1,858.9)	8.4%
% of sales	22.7%	24.9%		22.0%	23.2%
General & Administrative	(202.7)	(187.9)	7.9%	(386.9)	(364.2)	6.2%
% of sales	4.5%	4.7%		4.2%	4.5%
Depreciation & Amortization	(208.4)	(278.3)	-25.1%	(396.0)	(559.3)	-29.2%
Total SG&A	(1,437.0)	(1,472.4)	-2.4%	(2,798.7)	(2,782.5)	0.6%
% of sales	31.8%	34.3%		30.5%	34.8%

EBIT	1,526.7	1,216.6	25.5%	3,268.1	2,551.2	28.1%
% of sales	33.7%	32.3%		35.6%	31.9%

Provisions for Contingencies	36.4	47.1	-22.7%	9.3	60.9	-84.7%
Other Operating Income (Expense)	(443.8)	(243.3)	82.4%	(813.4)	(489.4)	66.2%
Equity Income	0.4	0.3	33.3%	0.5	0.5	0.0%
Interest Expense	(360.9)	(392.4)	-8.0%	(686.1)	(428.7)	60.1%
Interest Income	23.7	52.0	-54.5%	52.7	(82.1)	n.m.
Net Financial Result	(337.2)	(340.4)	-0.9%	(633.4)	(510.8)	24.0%
Non-Operating Income (Expense)	6.7	(21.3)	n.m.	14.4	(16.5)	n.m.
Income Before Taxes	789.2	659.0	19.7%	1,845.4	1,595.9	15.6%
Provision for Income Tax/Social Contrib.	(294.8)	(139.0)	112.1%	(717.8)	(415.7)	72.7%
Provision for Profit Sharing & Bonuses	(47.5)	(54.7)	-13.1%	(26.5)	(69.3)	-61.8%
Minority Interest	1.9	17.9	-89.5%	(6.6)	28.1	n.m.

Net Income	448.7	483.3	-7.2%	1,094.6	1,139.2	-3.9%
% of sales	9.9%	12.0%		11.9%	14.2%

Depreciation and Amortization	321.3	369.7	-13.1%	611.1	744.1	-17.9%
EBITDA	1,848.0	1,586.3	16.5%	3,879.2	3,295.3	17.7%
% of sales	40.8%	39.3%		42.3%	41.2%

Second Quarter 2007 Results August 14, 2007 Pág. 28

CONSOLIDATED BALANCE SHEET
	AmBev
Corporate Law	Consolidated
R$ 000	Jun 2007	Mar 2007
ASSETS
Cash	1,379,922	1,689,521
Marketable Securities	109,996	173,120
Accounts Receivable	1,059,588	990,005
Inventory	1,349,131	1,355,834
Recoverable Taxes	603,290	604,139
Other	1,384,658	1,334,459
Total Current Assets	5,886,585	6,147,078

Recoverable Taxes	3,232,474	3,370,195
Receivable from Employees/Financed Shares	54,201	58,683
Judicial Deposits, Compulsories and Fiscal Incentives	576,715	563,818
Financial Investments	257,660
Other	483,104	496,528
Total Long-Term Assets	4,604,155	4,489,224

Investments	15,994,475	17,968,023
Property, Plant & Equipment	5,720,929	5,508,433
Deferred	2,488,167	396,846
Total Permanent Assets	24,203,571	23,873,302

TOTAL ASSETS	34,694,311	34,509,604

LIABILITIES
Short-Term Debt	1,969,562	1,744,911
Debentures	61,051	63,903
Accounts Payable	1,187,575	1,067,708
Sales & Other Taxes Payable	1,005,540	1,022,024
Dividend Payable	135,113	57,992
Salaries & Profit Sharing Payable	382,791	377,562
Income Tax, Social Contribution, & Other	367,937	146,025
Other	1,123,579	1,116,621
Total Current Liabilities	6,233,149	5,596,746

Long-Term Debt	6,103,389	6,091,671
Debentures	2,065,080	2,065,080
Deferred Sales Tax (ICMS)	578,283	416,585
Provision for Contingencies	956,409	665,583
Other	623,708	588,144
Total Long-Term Liabilities	10,326,869	9,827,063

TOTAL LIABILITIES	16,560,017	15,423,810

DEFERRED INCOME	150,127	149,946

MINORITY INTEREST	172,186	222,843

Paid in Capital	6,105,207	5,716,087
Reserves and Treasury shares	10,667,196	12,350,285
Retained Earnings	1,039,578	646,635
SHAREHOLDERS' EQUITY	17,811,981	18,713,006

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	34,694,311	34,509,604

Second Quarter 2007 Results August 14, 2007 Pág. 29

CONSOLIDATED STATEMENT OF CASH FLOWS
	AmBev	AmBev
	Consolidated	Consolidated
R$ 000	2Q07	2Q06
Cash Flows from Operating Activities
Net income	448,707	483,270
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	321,287	282,049
Contingencies and liabilites associated with
tax disputes, including interest	(36,432)	(47,146)
Financial charges on contingencies	48,199	17,008
(Gain) loss on disposal of PP&E, net	16,162	27,486
Financial charges on stock option plan	(1,268)	(2,143)
Discount in debt settlement	(13,556)	(23,622)
Financial charges on taxes and contributions	(2,734)	(1,833)
Equity income	(366)	(286)
Financial charges debt	242,081	130,814
Provision for losses in inventory and other assets	(3,480)	9,659
Provision for reestructuring	3,978	14,449
Foreign exchange variation and unrealized gains on financial assets	(13,782)	38,861
Deferred income tax (benefit) expense	90,295	177,403
Foreign exchange holding effect on assets abroad	121,099	25,008
(Gains) losses on participation on related companies	(3,182)	(1,216)
Amortization of goodwill	395,294	295,339
Recovery of Extemporaneous Credits	(10,087)	(22,981)
Minority interest	(1,872)	(17,904)
(Increase) decrease in assets
Trade accounts receivable	(63,484)	(233,112)
Sales taxes recoverable	79,275	34,021
Inventories	16,834	17,096
Judicial Deposits	(14,681)	(8,344)
Prepaid expenses	41,154	69,041
Receivables and other	(37,422)	7,402
(Decrease) increase in liabilites
Suppliers	141,658	(87,986)
Payroll, profit sharing and related charges	1,163	(59,855)
Income tax, social contribution, and other taxes payable	143,357	(17,464)
Cash used for contingencies and legal proceedings	(38,623)	(17,844)
Other	119,134	(39,867)

Net Cash Provided by Operating Activities	1,988,706	1,047,303

Cash Flows from Investing Activites
Acquisition of Investments, net from acquired cash	(39,507)	(1,528)
Capital Increase in Subsidiary	(12,723)	-
Disposal of property, plant and equipment	25,616	8,509
Marketable securities withdrawn (investment)	(180,223)	(13,253)
Collateral securities and deposits	-	(124)
Initial Cash - consolidation of new company	3,472	-
Property, plant and equipment	(404,254)	(300,068)
Payment for deferred asset	(876)	(3,348)

Net Cash Provided (Used) in Investing Activities	(608,495)	(309,812)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	55,112	21,546
Dividends, interest distribution and capital decrease paid	(213,375)	(455,196)
Repurchase of shares in treasury	(1,373,551)	(51,801)
Sale of shares in treasury	(3,405)	(553)
Increase in debt	2,230,873	1,987,407
Payment of debt	(2,481,788)	(2,035,354)
Increase in paid-in capital / Variation in minority interest	133,810	4,615

Net Cash Provided (Used) in Financing Activities	(1,652,324)	(529,336)

Foreign Exchange Variations on Cash	(37,487)	(300)

Subtotal	(309,600)	207,855

Cash and cash equivalents, beginning of period	1,689,521	893,361
Cash and cash equivalents, end of period	1,379,921	1,101,216
Net increase in cash and cash equivalents	(309,600)	207,855

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Chief Financial Officer and Investor Relations